September 5, 2018

Carrie Teffner
Chief Financial Officer
Crocs, Inc.
7477 East Dry Creek Parkway
Niwot, Colorado 80503

       Re: Crocs, Inc.
           Form 10-K for the year ended December 31, 2017
           Filed February 28, 2018
           File No. 000-51754

Dear Ms. Teffner:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Known or Anticpated Trends, page 27

1. We note your disclosure that in 2017 you identified annual reductions in SG&A in the amount of $75 to $85 million. Please also provide the footnote disclosures required by
      ASC 420-10-50 related to your restructuring activities.
Results of Operations
Income Tax Expense, page 31

2. We note your disclosure that your effective tax rate was favorably impacted by $32.4 million related to the "US tax on foreign earnings" line item. This impact appears to be driven by the newly enacted Tax Law, which resulted in the reversal of previously
 Carrie Teffner
Crocs, Inc.
September 5, 2018
Page 2
         identified taxes associated with undistributed earnings and profits attributable to foreign subsidiaries. On page 31, you state that the total impact of this benefit is offset by a corresponding change in the valuation allowance. It is ultimately not clear how the valuation allowance impact is offsetting the impact of the benefit. Given that the benefit resulted from the reversal of a previously recognized deferred tax liability, please tell us what the underlying facts were that drove the increase in your valuation allowance. Your total valuation allowance only negatively impacted your effective tax rate by $24.4 million with another $4.2 million impacting your cumulative translation adjustment based on your disclosures on page F-27. As such, it is not clear how the change in the valuation allowance offset the reversal of the $32.4 million. Please clarify.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ameen Hamady at 202-551-3891, or in his absence Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly at 202-551-3728 or Asia Timmons-
Pierce at 202-551-3754 with any other questions.



                                                               Sincerely,
FirstName LastNameCarrie Teffner
                                                               Division of
Corporation Finance
Comapany NameCrocs, Inc.
                                                               Office of
Manufacturing and
September 5, 2018 Page 2                                       Construction
FirstName LastName